ANYFANS, INC.

Form C-AR

FINANCIAL STATEMENT CERTIFICAITON

I, Joshua Luke, the principal executive officer of AnyFans, Inc., hereby certify that the financial statements included in this Form C-AR are true and complete in all material respects.

DocuSigned by:
Joshua Luke
9E9ECF0921E84C1...

Joshua Luke, CEO